UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TEKTRONIX, INC.

(Name of Subject Company)

RAVEN ACQUISITION CORP.

an indirect wholly owned subsidiary of

DANAHER CORPORATION

(Name of Filing Person—Offeror)

Common Shares, without par value

(including the Associated Series B No Par Preferred Shares Purchase Rights)

(Title of Class of Securities)

879131 10

(CUSIP Number of Class of Securities)

Daniel L. Comas

Executive Vice President and Chief Financial Officer

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, DC 20006

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,937,223,003.26	$90,172.75

*	Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $38.00 per share by the number of shares of common stock, without par value, of Tektronix, Inc. (“Shares”) outstanding on a fully diluted basis to be acquired in the tender offer as of October 12, 2007, based upon representations by Tektronix, Inc. in the Agreement and Plan of Merger dated as of October 14, 2007 (the “Merger Agreement”), among Tektronix, Inc., Danaher Corporation and Raven Acquisition Corp., consisting of (a) 75,084,510 Shares issued and outstanding, (b) 2,176,340 shares subject to outstanding company stock options and (c) 34,492 Shares subject to outstanding Company restricted stock units.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.00003070.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,172.75	Form or Registration No.: Schedule TO
Filing Party: Raven Acquisition Corp. and Danaher Corporation	Date Filed: October 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO, as amended, (the “Schedule TO”), originally filed with the Securities and Exchange Commission on October 18, 2007 by Danaher Corporation, a Delaware corporation (“Danaher”), and Raven Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Danaher (the “Purchaser”). The original filing with the SEC by group members Danaher and the Purchaser (and subsequent amendments) can be found at http://www.sec.gov/cgi-bin/browse-edgar?CIK=0001415207&action=getcompany. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, without par value, including associated Series B No Par Preferred Shares Purchase Rights (the “Shares”), of Tektronix, Inc., an Oregon corporation (“Tektronix”), at $38.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 and as amended (the “Offer to Purchase”) and the related Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(1) and Exhibit (a)(2), respectively. The Schedule TO incorporates by reference the Offer to Purchase, as amended.

Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 11:59 p.m., New York City time, on Thursday, November 15, 2007. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 11:59 p.m., New York City time, on November 15, 2007, approximately 69,958,316 Shares were tendered pursuant to the Offer and not withdrawn, 6,422,045 of which were presented pursuant to notices of guaranteed delivery. Assuming substantially all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 91% of all outstanding Shares have been tendered (the percentage is 83% if guaranteed delivery Shares are not taken into account). Purchaser has accepted all tendered Shares for payment pursuant to the terms of the Offer and will promptly pay for such Shares.

On November 16, 2007, in addition to announcing the expiration and results of the Offer, Danaher and Tektronix announced in a press release that Purchaser has commenced a subsequent offering period for all remaining untendered Shares that will expire at 11:59 p.m., New York City Time, on Tuesday, November 20, 2007, unless extended. Purchaser will immediately accept and promptly pay the purchase price of $38.00 per share, net to the seller in cash without interest, for all Shares properly tendered during the subsequent offering period as they are tendered. Shares tendered during the subsequent offering period may not be withdrawn. Danaher and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law.

The full text of the joint press release issued by Danaher and Tektronix announcing the expiration and results of the Offer and commencement of the subsequent offering period is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(12)	Text of joint press release issued by Danaher and Tektronix announcing expiration and results of the Offer and commencement of subsequent offering period, dated November 16, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2007

DANAHER CORPORATION

By	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Executive Vice President and Chief Financial Officer

RAVEN ACQUISITION CORP.

By	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	President

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated October 18, 2007.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Text of press release issued by Danaher dated October 15, 2007.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Form of summary advertisement dated October 18, 2007.*

(a)(9)	Form of Letter to Participants in the Tektronix, Inc. 401(k) Plan and Instruction Form*

(a)(10)	Form of Letter to Participants in the Tektronix, Inc. Employee Stock Purchase Plan*

(a)(11)	Text of joint press release issued by Danaher and Tektronix announcing expiration of HSR waiting period, dated October 31, 2007*

(a)(12)	Text of joint press release issued by Danaher and Tektronix announcing expiration and results of the Offer and commencement of subsequent offering period, dated November 16, 2007

(b)(1)	Credit Agreement, dated as of November 13, 2007, among Danaher Corporation, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Sole Lead Arranger and Book Manager, UBS Securities LLC, as Senior Managing Agent, and the lenders referred to therein (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Danaher with the SEC on November 15, 2007 and incorporated herein by reference) *

(b)(2)	Summary of the Global Commercial Paper Program (filed as Item 1.01 to the Current Report on Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference)*

(d)(1)	Agreement and Plan of Merger, dated as of October 14, 2007, between Danaher Corporation, Raven Acquisition Corp. and Tektronix, Inc.*

(d)(2)	Confidentiality Agreement, dated as of September 3, 2007, between Danaher Corporation and Tektronix, Inc.*

(g)	None.

(h)	Not applicable.

*	Previously filed